News Release
Bema Files Amended Prospectus, Extends “Bought Deal” Financing Closing Date

Vancouver, September 28, 2005 – Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) (“Bema”) announces in connection with its “bought deal” public offering of 41.72 million common shares announced September 7, 2005 (the “Offering”) that it intends to file a September 28th, 2005 amendment to its final short form prospectus dated September 20, 2005, and that the closing of the Offering has been rescheduled to October 5, 2005. The underwriters have the option to purchase up to an additional 8.35 million common shares at the offering price until 24 hours prior to the rescheduled closing date. Proceeds from the Offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema shares also trade on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.